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                          May 17, 2023

       Marco Alfonsi
       Chief Executive Officer
       Can B Corp.
       960 South Broadway, Suite 120
       Hicksville, NY 11801

                                                        Re: Can B Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 12, 2023
                                                            File No. 333-271908

       Dear Marco Alfonsi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Philip D. Forlenza,
Esq.